Voting Rights Announcements | 14 February 2024 16:00 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 14.02.2024 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification 3. Details of person subject to the notification obligation MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 X Acquisition/disposal of shares with voting rights   Acquisition/disposal of instruments   Change of breakdown of voting rights   Other reason:

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: Morgan Stanley City of registered office, country: Wilmington, Delaware, United States of America (USA) Morgan Stanley & Co. International plc Morgan Stanley & Co. LLC 06 Feb 2024   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 6.80% 8.58% 15.38% 37655137 Previous notification 2.97% 8.87% 11.84% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 2561096 0.00% 6.80 % Total 2561096 6.80 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Right of recall over securities lending agreements at any time at any time 550988 1.46 %     Total 550988 1.46 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Equity Put Option 19.12.2025 at any time Physical 2000000 5.31 % Retail Structured Product From 28.03.2067 to 19.06.2067 at any time Cash 3 0.00 % Equity Swap From 24.04.2024 to 13.07.2026 at any time Cash 677992 1.80 %       Total 2677995 7.11 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more)

Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley Domestic Holdings, LLC % % % Morgan Stanley Capital Services LLC % % % - % % % Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley & Co. LLC 3.50% % % - % % % Morgan Stanley % % % Morgan Stanley International Holdings Inc. % % % Morgan Stanley International Limited % % % Morgan Stanley Investments (UK) % % % Morgan Stanley & Co. International plc 3.16% 5.69% 8.85% - % % % Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date 14.02.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Morgan Stanley & Co. LLC 3.50% % % Prime Dealer Services Corp. % % % - % % % Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley Smith Barney LLC % % % Proportion of voting rights Proportion of instruments Total of both % % % The notification was triggered mainly due to an acquisition of shares with voting rights, in addition to an acquisition of client securities over which Morgan Stanley & Co. LLC and Morgan Stanley & Co. International plc have a right of use.  12 Feb 2024

Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service